Duke Energy®
International
Geração Paranapanema

Av. Nações Unidas, 12.901 – 30° andar
Torre Norte – Brooklin – São Paulo – SP

Tel.: 55 xx-11-5501-3400

São Paulo, February 8th, 2002.

02015072

FF/003/02

02 FEB 12 AM 8:23

SUPPL

To
**Securities and Exchange Commission**
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**
**Exemption No. 82-04979**

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Dear Sirs,

We are pleased to submit to you a copy of the RELEVANT FACT on Duke Energy International, Geração Paranapanema S.A.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P. ______________________
**Jorge Yoshimura**
Investors' Relationship Officer

dlw 2/12

**DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.**
Open Company
CNPJ nº 02.998.301/0001-81

**DUKE ENERGIA DO SUDESTE LTDA.**
C.N.P.J. nº 02.681.830/0001-57

# RELEVANT FACT NOTICE

The administrations for Duke Energy International, Geração Paranapanema S.A. ("Geração Paranapanema") and Duke Energia do Sudeste Ltda. ("Duke Sudeste"), make public, in means and form of Instruction CVM nº 358/02, inform the acquired authorization from ANEEL, for the proposed incorporation of Duke Sudeste by Geração Paranapanema, its controller, according to ANEEL's Resolution Nº 28, of 01/21/2002. It is important to note that the need to obtain the authorizaton, was expressly mentioned in items 12 and 17 of the Relevant Fact published in the editions of the "Gazeta Mercantil" and "Diário Oficial do Estado" dated 12/13/2001.

Furthermore the Shareholders acknowledge that all documents related to the proposed incorporation, which are filed in the Data-Room of Geração Paranapanema's main office situated at Av. Nações Unidas, 12.901, Torre Norte, 30º floor, Brooklin, in the city of São Paulo, state of São Paulo, since 12/13/2001, according to the mentioned Revelant Fact, and were revised and updated in order to reflect the accounting figures shown in the Balance Sheet of Geração Paranapanema of 01/21/2002.

São Paulo, February 8th, 2002

**Duke Energy International, Geração Paranapanema S.A.**

**Jorge Yoshimura**

**Director of Investors' Relations**

**Duke Energia do Sudeste Ltda.**

**Marcos Chaves Ladeira**

**Attorney in Fact**

Duke Energy International
Geração Paranapanema

Av. Nações Unidas, 12.901 – 30° andar
Torre Norte – Brooklin – São Paulo – SP

Tel.: 55 xx-11-5501-3400

São Paulo, February 8th, 2002. FF/002/02

02 FEB 12 AM 8:23

**To**
**Securities and Exchange Commission**
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Extraordinary General Meeting**
**Duke Energy International, Geração Paranapanema S.A.**
**Exemption No. 82-04979**

Dear Sirs,

Attached you will find a copy of the Call for the Extraordinary General Assembly meeting for Duke Energy International, Geração Paranapanema S. A., which will be on February 27th, 2002.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P.

**Jorge Yoshimura**
Investors' Relationship Officer

**DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.**

Open Company

CNPJ nº 02.998.301/0001-81

**PUBLICATION CALL FOR EXTRAORDINARY GENERAL ASSEMBLY**

We invite all the shareholders of Duke Energy International, Geração Paranapanema S.A. to meet in the Extraordinary General Assembly, that will take place on February 27th, 2002, at 8:30 a.m., at the Hotel Gran Meliá São Paulo, located in the city of São Paulo, state of São Paulo, on Av. das Nações Unidas, nº 12.559, Brooklin, Lisboa Hall, in order to deliberate about the following subjects of the day:

(i) examine, discuss and deliberate about the terms and conditions mentioned in the Incorporation and Justification Protocol celebrated between the administrations of the Corporation and Duke Energia do Sudeste Ltda., with the purpose of the intended incorporation, for the Corporation of Duke Energia do Sudeste Ltda.;

(ii) acknowledge and ratify the nomanation made by the administrators, of the specialized evaluating company, responsible for the evaluation of the net capital of Duke Energia do Sudeste Ltda. and the elaboration of the necessary Evaluation Report;

(iii) examine and approve the Evaluation Report of the net capital of Duke Energia do Sudeste Ltda;

(iv) deliberate about the criteria of the cancelation and substitution of the representative capital shares of the Corporation owned by Duke Energia do Sudeste Ltda. by the new shares to be issued in favor of Duke Energy International, Brasil Ltda., while quotaholder of the total capital stock of Duke Energia do Sudeste Ltda.;

(v) deliberate and approve the incorporation of Duke Energia do Sudeste Ltda. by the Corporation; and

(vi) deliberate about other subjects of interest to the Corporation.

São Paulo, February 8th, 2002

**Michael Lawrence Dulaney**

President of the Administrative Council